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                                                                      EXHIBIT 12


                 DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                           (In thousands of dollars)

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

                                                       Year Ended October 31
                                  ----------------------------------------------------------------
                                    1999         1998          1997          1996          1995
                                    ----         ----          ----          ----          ----
Earnings:

  Income of consolidated
   group before income
   taxes and changes in
   accounting................     $365,135    $1,560,032    $1,507,070    $1,286,634    $1,092,751
  Dividends received from
   less than fifty percent
   owned affiliates..........        5,734         5,555         3,591         7,937         2,023
  Fixed charges excluding
   capitalized interest......      571,949       531,817       433,673       410,764       399,056
                                  --------    ----------    ----------    ----------    ----------

     Total earnings..........     $942,818    $2,097,404    $1,944,334    $1,705,335    $1,493,830
                                  ========    ==========    ==========    ==========    ==========

Fixed charges:

  Interest expense of
   consolidated group
   including capitalized
   interest..................     $557,740    $  521,418    $  422,588    $  402,168    $  392,408
  Portion of rental
   charges deemed to
   be interest...............       15,347        12,451        11,497         8,596         6,661
                                  --------    ----------    ----------    ----------    ----------

     Total fixed charges.....     $573,087    $  533,869    $  434,085    $  410,764    $  399,069
                                  ========    ==========    ==========    ==========    ==========

Ratio of earnings to
 fixed charges*..............         1.65          3.93          4.48          4.15          3.74
                                  ========    ==========    ==========    ==========    ==========

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   The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries plus dividends received from less than fifty percent owned affiliates. "Earnings" consist of income before income taxes, changes in accounting and fixed charges excluding capitalized interest. "Fixed charges" consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense which is deemed to be representative of the interest factor, and capitalized interest.

* The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.